

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 10, 2011

Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re:** **BEFUT International Co., Ltd.**
> **Forms 10-K for the fiscal years ended June 30, 2010 and**
> **June 30, 2009**
> **Forms 10-Q for the periods ended December 31, 2010, September 30,**
> **2010, March 31, 2010, December 31, 2009 and September 30, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>General</u>

1. In some of our comments we may ask for an amendment to your filings. Please consider waiting to file this amendment until the comment process is complete.

Item 1. Business

Overview, page 2

2. We note that you expect the Phase II Changxing Facility to add about 45,000 square meters of additional floor space to your new manufacturing facility. Please revise to disclose the expected production capacity of Phase II.

Top 5 Customers for the Fiscal Year Ended June 30, 2010, page 7

3. We note that only one of your top five customers for the fiscal year ended June 30, 2009 remained one of your top five customers for the fiscal year ended June 30, 2010. Please revise to discuss the reason for this change.

Growth Strategy, page 7

4. On page 8, you state that you plan to enter into new markets like the submarine and new energy cable markets. Please revise to discuss whether you have the capability to expand into these new markets and discuss the actions you have taken to commence this expansion.

Research and Development, page 8

5. Please advise us as to the nature of the relationship between your company and Dalian University of Technology.

Government Regulation, page 13

6. Please revise to disclose whether you are in compliance with the PRC SAFE regulations you discuss on page 13.

Corporate History and Structure, page 14

7. Clarify in future filings what the dotted line arrow from WFOE to Dalian Befut represents.

Item 1A. Risk Factors

Fluctuating copper prices impact our business and operating results, page 16

8. Please revise to explain how higher copper prices increase demand for your products and lower copper prices decrease demand. In this regard, we note your statement that you seek to pass price increases and decreases onto your customers.

Shortages or disruptions in the availability of raw materials . . . , page 17

9. You state, "The macro-economic factors . . . have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future." This statement appears to conflict with your statements on page 6 that you "have not experienced any raw material shortages in the past" and that you "do not believe that [you] will experience any raw material shortages in the foreseeable future." Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

10. As discussed in your risk factors on page 25 as well as in your disclosure on page F-6, we note that although you have no direct ownership interest in Dalian Befut nor do you have voting control of shares of Dalian Befut, you control and therefore consolidate Dalian Befut pursuant to a series of agreements. Please revise future filings to expand Management's Discussion and Analysis (MD&A) to discuss the risks and uncertainties surrounding management's ability to control Dalian Befut via these agreements. This discussion should also describe the cash flows and their forms (e.g., royalties, management fees) and the restrictions, if any, as they move through the various subsidiaries up to BEFUT. Please show us in your supplemental response what your future filing revisions will look like.

Results of Operations, page 34

11. Please revise your MD&A in future filings to provide more robust analysis and quantification of each of the factors contributing to material fluctuations where more than one factor is involved. For example, please revise to quantify, if possible, the extent to which fluctuations in your sales were attributable to changes in sales prices per unit as compared to changes in volume. Please also separately quantify, where possible, the impact to your results of operations, financial condition and liquidity as a result of any material acquisitions during the periods presented. Refer to Items 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what your future filing revisions will look like.

12. We note the risk factor on page 23 regarding the fact that fluctuations of the Renminbi may materially and adversely affect your cash flows, revenues and financial condition. Please expand the appropriate sections of your MD&A to address the impact that any material fluctuations in the Renminbi during the periods presented had on your financial statements or liquidity.

Outlook, page 36

13. We note the disclosure in the second and third bullet points. Please provide us with the basis for the revenue and client figures.

14. At the top of page 37, you state that you intend to consummate a debt and/or equity financing, if available on acceptable terms, to support the high level of growth you expect in fiscal 2011. Please revise to disclose how much additional financing you estimate you will need to support your expected growth. In responding to this comment, please be sure to address the source of funds and the amount needed in fiscal 2011 to facilitate construction of your new facility. Additionally, please disclose your plans if you are unable to consummate debt and/or equity financing on acceptable terms.

Liquidity and Capital Resources, page 37

15. In the first bullet point on the top of page 37, you indicate that your working capital as of June 30, 2010 was approximately $20 million. This amount is inconsistent with both the $7.2 million of working capital disclosed in the table on the middle of page 37 and based on the amount current assets and current liabilities presented in your audited financial statements. Please address for us supplementally if you believe your $7.2 million of actual working capital is sufficient to meet the financing needs of your recent developments. Also please revise your discussion in future filings to correct this apparent typographical error.

Critical Accounting Policies and Use of Estimates, page 39

16. Please show us how you will revise your accounts receivable accounting policy in future filings both here and throughout your filing as necessary, to address the following:
   - Explain your standard payment terms with customers;
   - Describe in detail how your collection experience has supported reserves of 3-10% on accounts receivable balances outstanding more than one year. It is unclear how you determined that the collection of 90% of receivables aged more than two years is reasonably assured;
   - Disclose your policies for recognizing revenue associated with customers that have significant unpaid accounts receivable balances, especially those with balances aged more than one year; and
   - Quantify the dollar amount of your receivables aged less than one year, 1-2 years and more than two years as of June 30, 2010. Please also quantify the dollar amount of allowance for doubtful accounts associated with these specific receivables.

17. It appears that your decision to consolidate of all the entities described on page F-6 is critical to your financial statements. Please show us how you will revise your critical accounting policies in future filings to identify consolidation as a critical accounting policy and provide a comprehensive understanding of management's judgments as to how the contractual arrangements allow for consolidation of each of the entities described on page F-6. Ensure your revised disclosures identify and address the appropriate U.S. GAAP literature that you relied on.

Item 9A. Controls and Procedures, page 40

18. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

   a) If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

   b) We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
   • what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
   • what relevant education and ongoing training he or she has had relating to U.S. GAAP;
   • the nature of his or her contractual or other relationship to you;
   • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
   • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

   c) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
   • the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

d) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) You do not appear to have identified an audit committee financial expert in your filings. Please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Disclosure Controls and Procedures, page 40

19. We note your statement that your CEO and CFO concluded your "disclosure controls and procedures were effective and sufficient to ensure that [you] record, process, summarize and report information required to be disclosed in [y]our periodic reports filed under the Securities and Exchange Commission's rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Please revise to provide the conclusion regarding effectiveness based on the full definition of disclosure controls and procedures set forth in the applicable rules. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.

Item 9B. Other Information, page 41

20. Please revise to provide, to the extent applicable, the information required by paragraphs (2) and (3) of Item 5.02(a) of Form 8-K.

Item 10. Directors, Executive Officers and Corporate Governance

Code of Ethics, page 43

21. Please revise to explain why you have not yet adopted a Code of Ethics for your executive officers. Refer to Item 406(a) of Regulation S-K.

Audit Committee, page 43

22. Please revise to clarify whether you have an audit committee financial expert serving on your board of directors, which acts as your audit committee. Refer to Item 407(d)(5) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management . . . , page 44

23. In an appropriate place in your filing, please revise to clarify the relationship and distinction between BEFUT International Co., Ltd. and Befut BVI. In this regard, we note you mention Befut BVI on page 14 and then refer to Befut BVI as BEFUT International Co. Limited on pages 44 and 45. This creates potential confusion with your company name, BEFUT International Co., Ltd. In your revised disclosure, please be sure to discuss how Befut BVI fits into your corporate structure as we note it holds 94 percent of your common stock.

24. Please file the Befut BVI Stockholders Agreement as an exhibit to your Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 45

25. On page 46, you state that the company issued 120,899,170 shares to Befut BVI. This appears to conflict with your disclosure on page 14 that you issued 117,768,300 shares to Befut BVI. Please advise.

26. Please revise to provide the information required by Item 407(a) of Regulation S-K.

Item 14. Principal Accountant Fees and Services, page 46

27. Please revise to disclose the pre-approval policies and procedures to be followed by your Board of Directors in its function as your audit committee. Refer to Item 14(5)(i) of Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

28. We note your risk factor disclosure on page 22 regarding the restrictions on your subsidiaries ability to pay dividends and make other payments to your subsidiary, Befut Nevada. Please address the need to provide the disclosures required by Rule 4-08(e) of Regulation S-X and show us how you will revise your footnote disclosures in future filings. In addition, please supplementally address the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

29. Please show us how you will revise your future filings to address the following as required by ASC 810-10-50-1A:
   - Separately disclose the amount of comprehensive income attributable to the parent and the noncontrolling interest;
   - Either in your consolidated statement of stockholders equity or the notes to your financial statements please present a reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent and equity attributable to the noncontrolling interest. The reconciliation should separately disclose net income, transactions with owners acting in their capacity as owners, and each component of other comprehensive income.
   - In the notes to your financial statements, provide a separate schedule the shows the effects of any changes in the parent's ownership interest in a subsidiary on the equity attributable to the parent.

30. Please supplementally show us how you determined the amount of your recapitalization adjustment that resulted in a $2,091 increase to common stock and a corresponding decrease to additional paid-in capital. Please explain how you determined that your adjustment was consistent with the provisions of ASC 805-40, including the examples provided at ASC 805-40-55-18 through 55-23.

31. Please show us how you will revise your disclosures to clarify the nature of the $16,586,021 increase in additional paid-in capital during the year ended June 30, 2009.

Consolidated Statements of Cash Flows, page F-5

32. Please supplementally provide us with a revised statement of cash flows addressing all of our comments below regarding your consolidated statements of cash flows.

33. Please revise your cash flow statement in future filings to begin with net income rather than net income attributable to BEFUT. Please refer to ASC 230-10-45-28.

34. We note you had a reconciling item titled "donated intangible assets received" for which you included a ($155,290) adjustment to reconcile net income to net cash provided by operating cash flows during the year ended June 30, 2009. Please tell us the nature of these donated intangible assets, if these assets were donated by a related party, and how you determined the value of these intangible assets upon donation.

35. Your cash flow statement indicates that during the year ended June 30, 2009, you had $3.4 million of additions to construction in progress, and during the year ended June 30, 2010, you had $18.7 million of additions to property and equipment and $11.2 million of transfers from construction in progress to property and equipment. Please supplementally confirm that you did not include any amounts pertaining to construction in progress within cash used in investing activities until the period in which the cash payment was made. Please also confirm that your $18.7 million of additions to property and equipment for the year ended June 30, 2010 do not include any amounts that you previously included in your cash flow statement as additions to construction in progress.

36. Please tell us how you considered the provisions of ASC 230-10-45-11 through 45-17 in determining the classification of your advance payments for R&D within investing activities. Please also tell us the nature of the $800,000 cash inflow related to your advance payments for R&D.

37. Please tell us how you considered ASC 230-10-45-4 through 45-6 when deciding to include restricted cash within your rollforward of cash and cash equivalents on your cash flow statement.

38. The cash flows from financing activities section of your cash flow statement includes a line item titled "additional paid in capital". It is unclear from this description what specific types of transactions led to $5.3 million of cash provided by financing activities during the year ended June 30, 2009 and $130,000 of cash provided during the year ended June 30, 2010. Please supplementally explain the transactions that generated these cash flows and revise your titles in future filings to better explain the nature of the transactions that led to cash inflows and/or outflows.

39. It appears that nearly all of your short-term bank loans had original maturity terms greater than three months. Please revise your future filings to present gross proceeds from short-term and long-term bank loans separate from gross repayments. Please refer to ASC 230-10-45-7 through 45-9.

40. Please tell us and revise your future filings to explain the circumstances under which you received a $777,351 contribution from your minority shareholder. Please also tell us and revise your future filings as necessary to more clearly demonstrate how this contribution has been reflected in your statement of shareholders' equity for the year ended June 30, 2010. If this contribution has not been reflected in your statement of shareholders' equity, please supplementally explain to us how you have accounted for this contribution.

Note 1 – Organization and Nature of Business, page 6

41. We note your discussion of certain of your subsidiaries and in particular WFOE. We further note that you indicate under Note 2- Summary of Significant Accounting Policies – Basis of Presentation that the consolidated financial statements include the financial statements of the Company and its controlling subsidiary. Please expand your disclosures to identify the controlling subsidiary and clearly set forth how the Company meet the conditions in ASC 810-10-15-14 and ASC 810-10-25-20 through 25-59) in order to consolidate this entity.

42. You indicate that on July 1, 2009, Dalian Befut formed a joint venture (Befut Zhong Xing) with pre-registered capital of RMB 1,000,000 and that Dalian Befut invested RMB700,000 for its 70% equity interest in Befut Zhong Xing. Further, in January 2010, Dalian Befut increased its investment capital to RMB 14.7 million with a transfer of intangible assets to Befut Zhong Xing on January 1, 2010 and raised its equity ownership percentage in Befut Zhong Xing to 74%. Please show us how you will revise your disclosures in future filings to disclose the US dollar equivalents for these transactions and with reference to the appropriate authoritative US GAAP accounting literature, how you accounted for and reflected these transactions in your financial statements.

Note 2 – Summary of Significant Accounting Policies, page F-7

43. Please revise your future filings to disclose the nature of individually material items included within government subsidy income and other income (expenses), net for each period presented.

44. Please revise your future filings to disclose your accounting policies for value added taxes. Your policy should address if you present value added taxes on a gross basis (included in sales and cost of sales) or on a net basis (excluded from sales). For any taxes that are reported on a gross basis, please also revise to disclose the amounts of

those taxes in your financial statements for each period presented, if significant.
Please refer to ASC 605-45-50.

45. We not your disclosure on page F-16 that no cash was paid for income taxes during
the year ended June 30, 2010. Please revise your future filings to address the timing
of your payments for income taxes and other taxes payable. It is unclear how
frequently you are required to remit these taxes to the appropriate taxing agency.

46. Please revise your future filings to explain what bank loan security deposits represent
and why you have classified them as current assets. We also note that a portion of
your advance payments disclosed on page F-11 pertain to land and equipment. Please
also revise to explain the factors you considered in classifying these advance
payments as current assets. Please show us in your supplemental response what your
future filing revisions will look like.

47. Please tell us and revise your accounting policy footnote in future filings to indicate if
you include an allocation of your depreciation and amortization to cost of sales. If
you do not include depreciation or amortization in your cost of sales, please revise
your description of cost of sales on the face of your statements of operations and
elsewhere throughout the filing to read somewhat as follows: "Cost of sales
(exclusive of depreciation and amortization shown separately below)." Please also
remove any references in the filing to gross profit or gross profit margin, if you do not
include a portion of your depreciation and amortization in cost of sales. See SAB
Topic 11:B.

48. Please tell us and revise your future filings to clarify how you determined the number
of shares to include in your diluted EPS calculation. Your table on page F-14
indicates that you increased the denominator used in your basic income per share
calculation by 564,444 shares for the dilutive effect of your convertible notes for the
year ended June 30, 2010 and by 943,550 shares for the year ended June 30, 2009.
Considering the notes were issued in March 2009, $500,000 was repaid in March
2010 and the remainder was converted in May 2010, it is unclear how you determined
the number of dilutive shares for each period presented. Please also disclose, by type
of potentially dilutive security, the number of additional shares that not included in
the computation of diluted EPS, because to do so would have been antidilutive for the
periods presented. See FASB ASC 260-10-50-1.

Note 5 – Loans to Unrelated Parties, page F-11

49. Please tell us and revise your future filings to identify these unrelated parties and
discuss the nature and purpose of your loans to them.

Note 7 – Advance Payments, page F-11

50. Please tell us and revise future filings to clarify (i) when you made these advance payments for research and development, (ii) the nature of the research and development services that will be provided to you and (iii) how and when you "realize" these amounts. Address you have determined these amounts are recoverable as of June 30, 2009 and June 30, 2010.

Note 9 – Intangible Assets, page F-12

51. We note that you acquired $5,505,028 of land use rights in October 2009. Please revise your disclosures in future filings to clarify (i) who you acquired these rights from and (ii) the nature of the consideration given. Please show us in your supplemental response what your future filing revisions will look like. In addition, please reconcile your disclosure in this footnote to your cash flow disclosure which indicates that $5,487,937 of construction in progress was transferred to intangible assets during the year ended June 30, 2010.

52. As indicated in your Consolidated Statements of Cash Flows supplemental schedule of non cash activities on page F-7, we note that during the year ended June 30, 2009 you recorded $11,383,000 for "intangible assets received for ownership". Please show us how you will revise your disclosures to (i) clarify the nature of the intangible assets received, (ii) explain your basis for the $11,383,000 value and (iii) identify the US GAAP accounting literature that supports your accounting.

Note 11 – Short-Term Bank Loans, page F-12

53. Please revise your future filings to disclose the nature of any material financial or non-financial covenants associated with your short-term and long-term bank loans. Please also revise your future filings to provide an indication of your compliance with any debt covenants. Please show us in your supplemental response what your future filing revisions will look like.

Note 15 – Income Taxes, page F-15

54. It is not clear how you have met all the disclosure requirements set forth in FASB ASC 740-10-50. For example, you have not provided a reconciliation from your statutory rates (ranging from 25%-33%) to the effective tax rates of 17% for the year ended June 30, 2010 and 28% for the year ended June 30, 2009. This is not the only example of where your income tax disclosures appear to be incomplete. Please advise and/or show us how you will revise your disclosures in future filings accordingly.

Note 16 – Employee Welfare Plan, page F-15

55. Please revise your future filings to disclose how much you paid towards the employee welfare plan for each of the periods presented, if material.

Note 20 – Supplemental Cash Flow Disclosures, page F-16

56. Please revise your future filings to present interest expense separate from interest income. Please also revise to disclose your accounting policy for the capitalization of interest. Please refer to ASC 835-20. Please show us in your supplemental response what your future filing revisions will look like.

Note 21 – Subsequent Events, page F-16

57. Please revise your future filings to provide the disclosures required by ASC 460-10-50 for your Guaranty Contract with Dalian Vastitude Media Group Co., Ltd. Please also tell us and revise your future filings to disclose any related party relationship between BEFUT International Co., Ltd, its subsidiaries and Dalian Vastitude Media Group Co., Ltd.

Exhibits

Exhibit 10.7

58. It does not appear that Exhibit 10.7 has been filed as part of this annual report. Please file a copy of this exhibit.

Exhibits 31.1 and 31.2

59. We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note the following:
   • you should not include the title of the certifying officer in the beginning of the certification;
   • you should not omit the language, "The registrant's other certifying officer(s) and I" in paragraphs 4 and 5;
   • you should not change "our" to "my"; and
   • you should spell out "generally accepted accounting principles" as it appears in paragraph 4(b).

   Please file a full amendment to your Form 10-K to include revised certifications. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010</u>

<u>General</u>

60. Please address the above comments in your interim filings as well.

<u>Note 1 – Organization and Nature of Business (continued), page 10</u>

61. We note your July 16, 2010 transactions in which Dalian Befut acquired 60% of the equity interests in Dalian Yuansheng for $88,235 as well as Dalian Befut's increase in registered capital of $735,294. Please disclose your accounting for these transactions. Please clarify if Dalian Yuansheng had operations as of the date of your acquisition and expand Management's Discussion and Analysis as necessary to discuss the impact of this transaction on the financial statements and results of operations of the Company.

<u>Note 13 – Loans From Unrelated Parties, page 13</u>

62. Please revise future filings to disclose the maturity date of loans from unrelated parties and the nature of any material financial or non-financial covenants associated with these loans. Please show us in your supplemental response what your future filing revisions will look like.

<u>Operating Activities, page 20</u>

63. Please revise future filings to discuss the underlying reasons for your significant use of $882, 182 for operating cash flows for quarter ended September 30, 2010. Your currently disclosures merely reiterate the information that can be gleaned from your statement of cash flows.

<u>Accounts Receivable, page 21</u>

64. We note a significant increase in your accounts receivable balance from June 30, 2010 to September 30, 2010 as well as the fact that your days sales in receivables for the last twelve months ended September 30, 2010 were 125 days as compared to 107 days for the fiscal year ended June 30, 2010. Please revise future filings to disclose why your days sales in receivables increased and how you assessed the adequacy of your $84,625 allowance for doubtful accounts. Please show us in your supplemental response what your future filing revisions will look like.

<u>Exhibits 31.1 and 31.2</u>

65. We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note that you have omitted the

language, "the registrant's fourth fiscal quarter in the case of an annual report" in paragraph 4(d). Please file a full amendment to your Form 10-Q to include revised certifications. Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Exhibits 31.1 and 31.2

66. We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note the following:
   - you should not include the title of the certifying officer in the beginning of the certification;
   - you should not omit the language, "The registrant's other certifying officer(s) and I" in paragraphs 4 and 5;
   - you should not change "our" to "my"; and
   - you should spell out "generally accepted accounting principles" as it appears in paragraph 4(b).

   Please file an amendment to your Form 10-K that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please ensure that the revised certifications refer to the Form 10-K/A and are currently dated.

FORMS 10-Q FOR THE PERIODS ENDED SEPTEMBER 30, 2009, DECEMBER 31, 2009, AND MARCH 31, 2010

Exhibits 31.1 and 31.2

67. We note that you have omitted the internal control over financial reporting language from the introductory portion of paragraph 4. We also note that you have omitted the language, "the registrant's fourth fiscal quarter in the case of an annual report" in paragraph 4(d). Please file an amendment to your Form 10-Q that contains the cover page, an explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Andrew P. Schoeffler, Staff Attorney at (202) 551-3748 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief